United States securities and exchange commission logo





                              August 1, 2023

       Christopher Virostek
       Chief Financial Officer
       West Fraser Timber Co. Ltd.
       1500     885 West Georgia Street
       Vancouver , British Columbia
       Canada V6C 3E8

                                                        Re: West Fraser Timber
Co. Ltd.
                                                            Form 40-F for the
Year Ended December 31, 2022
                                                            Response dated July
21, 2023
                                                            File No. 1-39974

       Dear Christopher Virostek:

               We have reviewed your July 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 17, 2023 letter.

       Form 40-F/A Amendment No 1 filed July 21, 2023

       Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

   1. We note your response to our comment number 1 and re-issue the comment in part. We note that the exhibits
still do not include the introductory language in paragraph 4 referring to
establishing and maintaining internal control over financial reporting. Refer to Regulation S-K Item
601(b)(31)(i) for the exact wording of the certifications. Please revise accordingly.

             You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-
       3301 with any questions.
 Christopher Virostek
West Fraser Timber Co. Ltd.
August 1, 2023
Page 2



FirstName LastNameChristopher Virostek     Sincerely,
Comapany NameWest Fraser Timber Co. Ltd.
                                           Division of Corporation Finance
August 1, 2023 Page 2                      Office of Manufacturing
FirstName LastName